UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and the

Trustee and Participants of the Dominion East Ohio Gas Union Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion East Ohio Gas Union Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2007, and (2) reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the financial statements include securities valued at $71,104,920 (41% of net assets) and $82,952,307 (50% of net assets) as of December 31, 2007 and 2006, respectively, whose fair values have been estimated by management in the absence of readily determinable market values. Management’s estimates are based on information provided by the fund managers and the plan trustee.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 16, 2008

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments at Fair Value:
Participant-directed investments	$162,878,317	$156,643,570
Nonparticipant-directed investments	9,885,801	7,956,704

Total investments	172,764,118	164,600,274

Receivables:
Accrued investment income	2,578	1,141
Receivables for securities sold	194,434	1,359,842
Participant contributions	243,343	200,599
Employer contributions	75,065	63,503
Receivable from merged Plan (see Note 1)	2,729,568	—

Total receivables	3,244,988	1,625,085

Cash	—	1,271,876

Total assets	176,009,106	167,497,235

LIABILITIES:
Accrued administrative expenses	—	120,012
Payables for securities purchased	690,401	2,631,888
Other liabilities	500,617	489,653

Total liabilities	1,191,018	3,241,553

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	174,818,088	164,255,682

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	241,975	780,310

NET ASSETS AVAILABLE FOR BENEFITS	$175,060,063	$165,035,992

The accompanying notes are an integral part of the financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Participants contributions	$5,443,443
Employer contributions	1,741,222

Total contributions	7,184,665

Investment income:
Interest	285,937
Dividends	2,523,958
Net appreciation in fair value of investments	9,579,023
Income from Master Trust	3,617,461

Total investment income	16,006,379

Total additions	23,191,044

DEDUCTIONS:
Benefits paid to participants	15,758,313
Administrative expenses	138,139

Total deductions	15,896,452

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	7,294,592

TRANSFER OF PARTICIPANTS’ ASSETS:
TO THE PLAN FROM MERGED PLAN	2,729,568
FROM THE PLAN TO OTHER PLAN	(89)

NET INCREASE IN NET ASSETS	10,024,071

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	165,035,992

End of year	$175,060,063

The accompanying notes are an integral part of the financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF PLAN

The following description of the Dominion East Ohio Gas Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion East Ohio Gas (the Employer) represented by The Natural Gas Workers Union, Local 555, SEIU AFL- CIO who are 18 years of age or older, are regular full-time or part-time employees, and are scheduled to work at least 1000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. Mellon Bank, N.A. (Mellon Bank) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In December 2007, the Plan approved the merger of the Dominion East Ohio River Gas Division Union Savings Plan (River Gas Plan) into this Plan, effective December 31, 2007. The assets of the River Gas Plan were transferred as soon as was reasonably practicable after the effective date, on January 3, 2008.

b.	Contributions—Under the Plan, participants may contribute not less than 2% and not more than 50% of their eligible earnings , all of which may be on a tax-deferred basis or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer contributes a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6% of the participant’s compensation), not to exceed 3% of the participant’s eligible earnings in any given pay period. For participants who have 20 or more years of service with Dominion or its subsidiaries, the Employer’s matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6% of the participant’s compensation), not to exceed 4% of participant’s eligible earnings in any given pay period.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. Effective December 31, 2007, the participant accounts of the Dominion East Ohio River Gas Division Union Savings Plan (River Gas Plan) were merged into this Plan.

d.	Participants—Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately, and generally in the Employer’s matching contribution and related earnings thereon after three years of service.

f.	Forfeited Accounts—At December 31, 2007 and 2006, forfeited non-vested accounts totaled $983 and $365, respectively. These accounts are used to reduce future Employer contributions. During the year ended December 31, 2007, there were no Employer contributions reduced from forfeited nonvested accounts.

g.	Investment Options

•

Employee Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

¡	Dominion Stock Fund

¡	Interest in Master Trust:

Large Cap Growth Fund (RCM Fund)

Stable Value Fund (Standish Mellon Fund)

¡	Common Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

¡	Mutual Funds:

International Equity Fund

Small Cap Value Fund

Real Estate Fund

Small Cap Growth Fund

Target Retirement Income Fund

Target Retirement 2005 Fund

Target Retirement 2010 Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

•

Employer Contributions—Employer’s matching contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of their company match account into another investment option at anytime.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at 1% point above the prime rate of interest. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/ 2. If the participant retires from the Company, he or she may also elect to receive installment payments. There were no amounts payable to participants at December 31, 2007 or 2006.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, common collective trusts, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	Valuation of Investments

(1)	Dominion Stock Fund—Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

In November 2007, Dominion distributed a two-for-one stock split. All historical share information presented within this report reflects the impact of the common stock split.

(2)	Mutual Funds—Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3)	Common Collective Trusts—Investments in Common Collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(4)	Investment in Standish Mellon Fund (Investment Contracts)— The Standish Mellon Fund invests primarily in benefit-responsive guaranteed investment contracts (GICs), which are stated at estimated fair value and then adjusted to contract value. The fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. See Note 6 for more information.

(5)	Investment in RCM Fund—The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. See Note 6 for more information.

(6)	Loans to Participants—Participant loans are valued at the outstanding loan balances.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Accounting Standards Issued—In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures for fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for all fair value measurements beginning January 1, 2008. The Plan is currently assessing the potential impact of SFAS No. 157.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

h.	Payment of Benefits—Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2007, transfers to other plans were $89, and transfers from other plans were $2,729,568 which represents a receivable as a result of the merger of River Gas Plan into this Plan, effective December 31, 2007. The assets of the River Gas Plan were transferred as soon as was reasonably practicable after the effective date, on January 3, 2008.

j.	Concentration of Investments—Included in the Plan’s net assets available for benefits at December 31, 2007 and 2006, are investments in Dominion common stock amounting to approximately $75 million and $59 million, respectively, whose value could be subject to change based upon market conditions and company performance.

k.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Dominion Stock Fund(1):
Participant-directed—1,377,116 and 1,222,590 shares, respectively	$65,344,122	$51,250,924
Nonparticipant-directed—208,341 and 189,522 shares, respectively	9,885,801	7,944,793
Interest in Standish Mellon Fund, 2,577,579 and 3,353,058 units, respectively	51,385,951	63,404,971

(1)	Dominion Stock shares have been adjusted to reflect a two-for-one stock split distributed in November 2007.

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at Fair Value:
Mutual funds
International Equity Fund	$830,020
Small Cap Value Fund	(58,965)
Real Estate Fund	(699,423)
Small Cap Growth Fund	31,210
Target Retirement Income Fund	4
Target Retirement 2005 Fund	3,964
Target Retirement 2010 Fund	40,224
Target Retirement 2015 Fund	74,929
Target Retirement 2020 Fund	144,269
Target Retirement 2025 Fund	85,807
Target Retirement 2030 Fund	54,127
Target Retirement 2035 Fund	6,620
Target Retirement 2040 Fund	(10,977)
Target Retirement 2045 Fund	(2,642)
Target Retirement 2050 Fund	(12,786)

486,381

Dominion Stock Fund	8,326,813

Investments at Estimated Fair Value:
Common Collective Trust Funds	765,829

Net appreciation in fair value of investments	$9,579,023

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2007 and 2006, and for the year ended December 31, 2007, is as follows:

	December 31, 2007	December 31, 2006
ASSETS:
Investments at Fair Value:
Dominion Stock Fund	$9,885,801	$7,944,793
Common Collective Trusts	—	11,911

Total investments	9,885,801	7,956,704

Receivables	583,853	346,985

Total Assets	10,469,654	8,303,689

LIABILITIES:
Payables for securities purchased	65,559	194,372
Other liabilities	75,676	(207,451)

Total liabilities	141,235	(13,079)

NET ASSETS	$10,328,419	$8,316,768

Year Ended December 31, 2007
Changes in Net Assets:
Interest	$637
Dividends	58,358
Net appreciation in fair value of investments	224,585
Employer contributions	1,741,222
Benefits paid to participants	(119,631)
Participant transfers, net	133,058
Transfers of participants’ assets to other plans	(3)
Rollover distributions	(26,575)

Net change	2,011,651
Beginning of year	8,316,768

End of year	$10,328,419

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.	PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Standish Mellon Fund and the RCM Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank holds the assets of the Master Trust.

Standish Mellon Fund—As of December 31, 2007 and 2006, the Plan’s interest in the net assets of the Standish Mellon Fund was approximately 9% and 10%, respectively. Investment income and administrative expenses relating to the Standish Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Standish Mellon Fund invests primarily in three types of benefit-responsive GICs described below, which are stated at estimated fair value and then adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Traditional Guaranteed Investment Contracts—Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

(2)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(3)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy, and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2007	2006
Based on annualized earnings*	4.67%	4.67%
Based on interest rate credited to participants**	4.53%	4.37%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments (and related investment income) in the Standish Mellon Fund:

	December 31, 2007	December 31, 2006
GICs (estimated fair value)	$561,227,646	$582,257,192
Short-term investment fund (estimated fair value)	16,744,234	32,228,526
Registered investment companies (fair value)	97,937	1,550,628
Interest receivable	2,142,770	2,277,750
Receivable (payable) for securities purchased (sold)	(1,317,161)	2,505,430

Total at estimated fair value	578,895,426	620,819,526
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,726,003	7,640,280

Total at contract value	$581,621,429	$628,459,806

Investment income for the Standish Mellon Fund is as follows:

Year Ended December 31, 2007
Net Investment Appreciation:
Registered investment companies	$49,624

Interest	28,525,031
Less: Investment expenses	(1,035,525)

Total	$27,539,130

RCM Fund—As of December 31, 2007 and 2006, the Plan’s interest in the net assets of the RCM Fund was approximately 6% and 7%, respectively. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the RCM Fund:

	December 31, 2007	December 31, 2006
Corporate stocks	$73,993,916	$62,653,657
Short-term investment fund (estimated fair value)	1,934,137	1,958,862
Payables	(156,034)	(207,220)
Receivable for securities purchased	120,878	7,570

Total	$75,892,897	$64,412,869

Investment income for the RCM Fund is as follows:

Year Ended December 31, 2007
Interest	$112,185
Dividends	612,890
Net investment appreciation	8,625,030

Total	$9,350,105

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Sections 401(a) and 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common Collective Trusts and a Master Trust managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 1,585,457 and 1,412,112 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $60 million and $48 million, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of approximately $2 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2007	December 31, 2006
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$175,060,063	$165,035,992
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(241,627)	(735,380)

Net assets available for benefits per the Form 5500, at fair value	$174,818,436	$164,300,612

Year Ended December 31, 2007
Statement of Changes in Net Assets Available for Benefits:
Increase in net assets per the financial statements	$10,024,071
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts	493,753

Net income per the Form 5500	$10,517,824

10.	SUBSEQUENT EVENT

In December 2007, the Plan approved the merger of the River Gas Plan into this Plan, effective December 31, 2007. The assets of the River Gas Plan were transferred as soon as was reasonably practicable after the effective date, on January 3, 2008.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Dominion Resources, Inc.	Dominion Stock Fund	$60,442,160	$75,229,923

		Common Collective Trusts:
*	Mellon Bank, N.A.	EB Temporary Investment Fund	654,136	654,136
*	Mellon Bank, N.A.	Intermediate Bond Fund	1,536,596	1,811,287
	Key Bank, N.A.	Large Cap Value Fund	1,340,019	1,450,307
*	Mellon Bank, N.A.	S&P 500 Index Fund	6,652,899	8,392,334
*	Mellon Bank, N.A.	Wilshire 4500 Index Fund	2,270,291	2,485,535

			12,453,941	14,793,599

		Mutual Funds:
	Capital Research & Management Co.	International Equity Fund	5,222,918	5,966,018
	Laudus Fund Group	Small Cap Value Fund	4,221,135	3,524,077
	Morgan Stanley Investment Management	Real Estate Fund	4,289,923	2,924,483
	Vanguard Group	Small Cap Growth Fund	1,024,364	936,236
	Vanguard Group	Target Retirement Income Fund	24,921	24,921
	Vanguard Group	Target Retirement 2005 Fund	168,519	172,703
	Vanguard Group	Target Retirement 2010 Fund	600,203	626,049
	Vanguard Group	Target Retirement 2015 Fund	1,619,225	1,674,729
	Vanguard Group	Target Retirement 2020 Fund	2,176,917	2,282,816
	Vanguard Group	Target Retirement 2025 Fund	1,806,996	1,879,778
	Vanguard Group	Target Retirement 2030 Fund	959,737	1,004,985
	Vanguard Group	Target Retirement 2035 Fund	362,851	367,683
	Vanguard Group	Target Retirement 2040 Fund	357,266	346,963
	Vanguard Group	Target Retirement 2045 Fund	470,312	466,967
	Vanguard Group	Target Retirement 2050 Fund	535,587	521,114

			23,840,874	22,719,522

		Loans to Participants (range of interest rates —5.00% - 9.25%)	3,709,753	3,709,753

			$100,446,728	$116,452,797

*	A party-in-interest as defined by ERISA.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2007

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)
766,085	*Dominion Stock Fund	Corporate Stock-Common	146	$33,821,390	$–	$–	$–
606,946	*Dominion Stock Fund	Corporate Stock-Common	242	–	26,650,042	21,536,115	5,113,927

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
(name of plan)

Date: June 16, 2008	/s/ James E. Eck
James E. Eck
Chair, Dominion Resources Services, Inc.
Administrative Benefits Committee